*i*Tech Capital Corp.

03 MAR 10 AM 7:21

February 27, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

03007310

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-02 for iTech's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

SUPPL

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/13

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 E-MAIL: itech@itechcapital.com

*i*Tech Capital Corp. Reg. No 82-3200

NEWS RELEASE

February 27, 2003 **TSX Trading Symbol: ITE**

News Release #03-02

*i*Tech Capital's Wholly Owned Subsidiary SIRIT Technologies Inc. Announces Strategic Partnership with Matrics Inc.

SIRIT reaffirms its leadership position in innovative Radio Frequency Identification (RFID) solutions. A Strategic Partnership with Matrics will shatter existing price and performance barriers and accelerate the adoption of RFID in many applications.

SIRIT Technologies Inc. ("SIRIT") a wholly owned subsidiary of *i*Tech Capital Corp. ("*i*Tech") (TSX: ITE) is pleased to announce that it has entered into a strategic partnership with Matrics Inc., a pioneer in the advanced development and standardization of low-cost, high-performance UHF Radio Frequency Identification (RFID) smart label technology.

The widespread use of RFID in many applications has been historically limited by two key factors: the lack of industry standards and cost. The SIRIT/Matrics strategic partnership provides a solution to both of these challenges. Matrics' RFID chips operate in full accordance with industry standards and are EPC-compliant with Class 0 UHF RFID. In addition, SIRIT will use Matrics chips and build an integrated suite of solutions based on "smart labels" which provide the performance benefits of RFID technologies at significantly lower cost.

As a major solutions provider in the RFID industry, SIRIT solutions are used in a wide variety of applications. The company's core corporate strategy is to build integrated solutions that leverage the enormous potential of RFID technology. SIRIT has extensive experience across all major internationally recognized frequencies (LF, HF and UHF). SIRIT uses a combination of internal development and strategic partnerships with leading technology developers to build unique solutions that have a broad industry appeal. The relationship with Matrics aligns with SIRIT's corporate strategy.

SIRIT has already begun developing integrated solutions using the core Matrics chip. SIRIT and Matrics will work strategically to introduce technology to several industry segments during 2003 and 2004. Introduction of SIRIT's first product line based on the Matrics technology is expected in the Spring of 2003 and will be initially targeted at the parking and access control industries.

Michael Houle, President and Chief Operating Officer for SIRIT commented, "This strategic partnership is a perfect fit of capabilities between SIRIT and Matrics. SIRIT is a recognized leader in building and integrating products using RFID technology to identify and track assets for a variety of applications. Matrics' technology enables SIRIT to deliver another innovative leading edge technology solution with outstanding performance while maintaining a competitive price point to the market. We expect the broad appeal of the products and services that we are developing will result in significant growth for SIRIT."

Piyush Sodha, Chief Executive Officer for Matrics, Inc. said, "We are pleased to be associated with a world class solutions provider like SIRIT. Matrics relies on partnerships with key industry participants to integrate our core technologies into ready-for-market products. SIRIT has consistently been at the forefront of assessing the needs of its customers and responding with innovative solutions. We are very optimistic about the opportunities that the partnership will generate."

About SIRIT Technologies Inc.:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT Technologies Inc., visit www.sirit.com or call (800) 498-8760.

About Matrics Inc.:

Matrics, Inc., based in Columbia, Maryland is a provider of RFID technology and visibility solutions for supply chain, security and asset management. Patented wireless tracking technologies provide users with the most reliable and cost effective solutions to provide comprehensive visibility of assets throughout the enterprise. Matrics is presently engaged in pilot test with several Fortune 50 companies.

For more information, visit Matrics on the web at www.matrics.com.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager, Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing & Strategy
Tel.: 1-800-498-8760 ext. 225
mail@siritcorp.com

For Matrics Inc.

Kevin Rushalko
Spectrum Marketing & Communications
Tel: (603) 924-6692
specmkt@monad.net